June 9, 2006

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	ICON Cash Flow Partners L.P. Seven
Schedule TO-T/A filed June 6, 2006 by MPF-NY 2006, LLC et. al.
      File No. 005-81835

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.

Offer to Purchase
1. We note the disclosure in Item 8 of the partnership`s Schedule 14D-9. Please revise your disclosure to address the impact of the partnership`s statement that it will not accept any bidder`s admission as a substitute limited partner and that any bidder that acquires units will be treated as an assignee, subject to certain conditions.

Summary Term Sheet - Is the Financial Condition of the Bidders Relevant...?, page 5
2. We note your response to comment 1 and we reissue it. We note that section 9.2 of the partnership agreement allows limited partners who hold more than 50% of the aggregate outstanding limited partnership units to remove the general partner. We further note that a successful conclusion to your offer would result in your holding the necessary number of units to comply with that provision.
Please revise your disclosure to clarify that, if you obtain more than 50% of the units, you may have the ability to control the partnership through the ability to remove the general partner.







      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions
Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
June 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE